David E. Rosewater 212.756.2208	Writer’s E-mail Address David.Rosewater@srz.com

July 17, 2013

VIA EDGAR AND ELECTRONIC MAIL

Ms. Peggy Kim Special Counsel Office of Mergers and Acquisitions Securities and Exchange Commission Washington D.C. 20549

Re:	VIVUS, Inc. ("Vivus")
Definitive Additional Materials filed by First Manhattan Co. et al.
Filed July 17, 2013
File No. 1-33389

Dear Ms. Kim:

On behalf of First Manhattan Co., First Health, L.P., First Health Limited, First Health Associates, L.P., First BioMed Management Associates, LLC, First BioMed, L.P., First BioMed Portfolio, L.P. (collectively, "First Manhattan"), Michael James Astrue, Rolf Bass, Jon C. Biro, Samuel F. Colin, Alexander J. Denner, Johannes J.P. Kastelein, Melvin L. Keating, David York Norton, Herman Rosenman (collectively, the "Nominees"), Sarissa Capital Management LP, Sarissa Capital Offshore Master Fund LP and Sarissa Capital Domestic Fund LP (such entities, together with First Manhattan and the Nominees, the "Filing Persons"), we are responding to your comment letter received on July 17, 2013. Your comments are restated below in italics, with our responses following. For your convenience, we are emailing to your attention a copy of this letter.

1.	We note your response to comment one in our letter dated July 16, 2013; however, we reissue our comment. We note that the polls continue to remain open so that claims made prior to the meeting regarding the results of the solicitation would appear to be inconsistent with Note (d) to Rule 14a-9.

In response to your comment, the Filing Persons reiterate that they do not believe that the statement, if made, was false or misleading within the meaning of Rule 14a-9 of the

Securities Exchange Act of 1934. The statement was not false – it was fully accurate, and First Manhattan will evidence its accuracy in court. The statement was similarly not misleading. Again, it was fully accurate, and the particular circumstances in which it was made confirm that it was not misleading. On the eve of the scheduled July 15 Vivus annual meeting, Vivus announced to its stockholders that it was going to adjourn the meeting to July 18, purportedly because First Manhattan had made false and misleading statements to Vivus stockholders which needed to be corrected so that the stockholders would have time to consider corrected disclosure before casting their votes. As you know, First Manhattan believes that this alleged basis was a pretext. Vivus had the same information regarding stockholder voting that First Manhattan had, realized that they were going to lose the vote at the meeting, and adjourned it to give themselves more time to seek to change stockholder votes. As you also know, First Manhattan believes that the adjournment was an improper attempt to disenfranchise stockholders and has sued Vivus for redress. The statement, therefore, was corrective of the false and misleading announcement by Vivus. In addition, the statement did not predict success for First Manhattan in the proxy solicitation, which will only conclude tomorrow, but rather accurately stated what the outcome would have been if Vivus had not adjourned the meeting. Accordingly, in view of the particular facts and circumstances, we do not believe that the statement was false or misleading within the meaning of Rule 14a-9.

The Filing Persons further note that, regardless of whether First Manhattan in fact made the statement in one-on-one meetings with certain stockholders, it was made in the verified complaint which was filed with the Court of Chancery of the State of Delaware on July 16, 2013, which is a publicly available document, and as an exhibit to the Schedule 13D Amendment, filed by First Manhattan with the Securities and Exchange Commission (the "Commission") on July 16, 2013, and was reported in the press. Accordingly, the statement is in the public domain regardless of whether First Manhattan made it in one-on-one meetings with stockholders.

2.	Refer to Exhibit 1. We note the following statement: “In addition, unlike you, we have told the SEC the truth about our conduct; we have not been required to make any corrective filings or disclosure on this matter.” In future filings, please refrain from implying that the Staff has passed upon the accuracy or completeness of any soliciting material or passed upon the merits or approved any statement by the participants. Refer to Rule 14a-9(b).

In response to your comment, as supplemented by our discussions with the staff of the Commission earlier this evening, the Filing Persons are concurrently herewith filing revised definitive additional materials on Schedule 14A (the "Revised Definitive Additional Materials"), reflecting revisions made to the definitive additional materials originally filed with the Commission on July 17, 2013. Please see Exhibit 1 of the Revised Definitive Additional Materials, e-mailed to you herewith. In addition, the Filing Persons confirm that they will refrain from making statements that would imply, without an appropriate disclaimer affirming otherwise, that the staff of the Commission has passed upon the accuracy or completeness of any soliciting material or passed upon the merits or approved any statement by the Filing Persons in future filings.

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Please do not hesitate to contact me at (212) 756-2208 or Marc Weingarten at (212) 756-2280 with any additional comments or questions.

Very truly yours,

/s/ David Rosewater
David Rosewater